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August 16, 2010
VIA EDGAR
Mr. Tom Kluck
Legal Branch Chief
United States Securities and
     Exchange Commission
Washington, DC 20549

Re:	AMB Property Corporation
File No. 001-13545
Form 10-K for the fiscal year ended December 31, 2009
Dear Mr. Kluck:
          On behalf of AMB Property Corporation, a Maryland corporation (the “Company” or “AMB”), we hereby set forth the following information in response to the comments contained in the letter dated August 4, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Staff’s comments contained in that letter are repeated below in bold and are followed by the Company’s responses.
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Comments on Proxy Statement
Executive Compensation Program, page 26
1. We note your response to comment 3 of our letter dated June 9, 2010. In response to our comment, you state that total actual compensation was at approximately the pre-established target total compensation level. To the extent actual total compensation awarded to a named executive officer was outside of the target total compensation level of 60 percent, please identify the officer and disclose the reason the particular officer received compensation at a level that was above or below the 60th percentile. This disclosure should be provided in addition to the proposed disclosure presented in response to our comment.

August 16, 2010

In future filings, in the event that actual total compensation awarded to a named executive officer was outside his or her target total compensation level, the Company will identify the officer and disclose the reason the particular officer received compensation above or below such level.
Annual Bonus Program, page 27
2. We note your response to comment 5 of our letter. We note that you determine the bonus pool based on your entire organization. In addition to the proposed disclosure presented in response to our comment, please disclose the actual amount of the bonus pool attributable to your named executive officers.
In future filings, the Company will disclose the actual amount of the bonus pool paid to its named executive officers.
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          In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
          Please address any additional comments to the undersigned via facsimile at (415) 395-8095. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 395-8131.
Very truly yours,
/s/ Laura L. Gabriel

Laura L. Gabriel
of Latham & Watkins LLP
cc: Thomas S. Olinger, Chief Financial Officer, AMB Property Corporation